John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

January 28, 2016

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Sprague:

On November 20, 2015, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 144 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 145 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new share class to the Union Street Partners Value Fund (the “Fund”).

You recently provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Please add page numbers that will correspond to the table of contents in the Prospectus and SAI.

Response: The Trust will complete the page umber for the B-Filing.

Prospectus

Fund Summary – Fees and Expenses of the Fund

2.
Comment:   In regards to the line item for the maximum deferred sales charge for Class A the disclosure indicates “None.” Please add a footnote to explain that in some cases a 2.00% deferred load would be paid on shares redeemed within a year.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 28, 2016

Response: The Trust has revised the disclosure as you have requested.

3.
Comment:   In regards to footnote 1 to the fee table, please disclose under what circumstances the Adviser may terminate the expense limitation agreement. Additionally, please add to the last sentence “and at the time the waiver or reimbursement is recouped.”

Response: The Trust has revised the disclosure as you have requested.

4.
Comment:   Pursuant to Instruction 4 to Item 3 of Form N-1A, the expense reimbursements can only be reflected in the examples for the time periods for which the expense limitation agreement is in place. Please confirm that the fee waiver is reflected only for the period in which it is in place.

Response: The Trust has revised the disclosure in a manner that it believes consistent with Instruction 4(a) of Item 3 of Form N-1A.

Fund Summary – Principal Investment Strategies

5.	Comment: In the first sentence, please add the word “equity” in front of large cap U.S. companies.

Response: The Trust has revised the disclosure as you have requested.

6.
Comment:   The disclosure indicates that the Adviser considers a large cap company to be one whose market capitalization is greater than $5 billion. Please consider if this is appropriate in light of industry standards, which the SEC staff generally believes to be those with market capitalizations greater than $10 billion.

Response:   The S&P 100® Index, a sub-set of the S&P 500®, measures the performance of large cap companies in the United States. Companies with market capitalizations of $4.6 billion or greater are eligible for inclusion to the index. The Adviser feels that the S&P 100® methodology for inclusion to the index serves as a reasonable proxy for industry standards and validates the disclosure. As such, no revisions have been made.

7.	Comment: Please correct “at the time OR purchase” to read “at the time OF purchase.”

Response: The Trust has revised the disclosure as you have requested.

8.
Comment:    In the second paragraph that discusses investments in depositary receipts, please disclose the types of receipts the Fund would invest in and disclose in the risk section the types of risks posed by such investments.

Response: The Trust has revised the disclosure as you have requested.

9.	Comment: In the risk factors for ADRs, please include sub-categories of risk for sponsored or unsponsored ADRs, as applicable.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: Please describe the types of MLPs in which the Fund would invest.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 28, 2016

Response: The Trust has revised the disclosure as you have requested.

11.
Comment:   The disclosure indicates that the Fund may invest in securities convertible into common stocks. Please add in the principal risk section the risk factors associated with convertible securities.

Response: The Trust has revised the disclosure as you have requested.

12.	Comment: As the Fund may invest in repurchase agreements, please include in the risk section the risk factors associated with repurchase agreements.

Response: The Trust has revised the disclosure as you have requested.

13.
Comment:   The fifth paragraph in this section provides that the Sub-Adviser analyzes a business “in the same manner a private investor would....” Please explain what is meant by “in the same manner as a private investor.” Consider also removing this language.

Response: The Trust has removed the disclosure.

Fund Summary – Principal Risks

14.	Comment: In the risk relating to undervalued securities, please explain utilizing Plain English principles what the term “return to favor” means.

Response: The Trust has attempted to clarify this term in the disclosure.

15.	Comment: In the risk section on investment companies and ETFs, the second to the last sentence mentions “specific risk and market risk.” Please explain what is meant by “specific risk.”

Response: The Trust has revised the disclosure as you have requested.

16.	Comment: Check the font sizes in this section as some appear smaller than others.

Response: The Trust has reviewed the font sizes and made corrections as appropriate.

Fund Summary – Performance History

17.
Comment:   The average annual total returns table presents the impact of taxes on the Fund’s Class A Shares. Please provide a brief explanation that after tax returns are shown only for Class A, and that those for other classes will vary.

Response: The Trust has revised the disclosure as you have requested.

18.	Comment: Please delete the line “without load” from the top line on the Class A shares row.

Response: The Trust has revised the disclosure as you have requested.

19.	Comment: Please insert the word “Return” before “After Taxes” so it is similar to the disclosure above it.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 28, 2016

Response: The Trust has revised the disclosure as you have requested.

20.	Comment: Below the table there is an asterisk but there is not a corresponding asterisk in the table. Please remove it.

Response: The Trust has revised the disclosure as you have requested.

21.	Comment: In regard to the reference to Mr. McGinn serving as portfolio manager to the Fund since inception, please specify the inception date.

Response: The Trust has revised he disclosure as you have requested.

Additional Information About Risk

22.	Comment: It seems that the disclosure on Market Risk has similar sentences as those in Stock Selection Risk. Please consider moving them to the stock selection risk as it is a better fit.

Response: The Trust has revised the disclosure as you have requested.

23.
Comment:    In regard to the risk disclosure on investment companies and ETFs, it is noted that shares may trade at a discount or premium. Please disclose to what the discount or premium relates (e.g., NAV).

Response: The Trust has revised the disclosure as you have requested.

Management / Investment Adviser and Sub-Adviser

24.	Comment: Please add “is” between “and” and “owned.”

Response: The Trust has revised the disclosure as you have requested.

25.	Comment: Pursuant to Item 10(a)(2) please include the portfolio manager’s business experience during the past five years for Mr. R. McCoy.

Response: The Trust has revised the disclosure as you have requested.

How to Buy Shares / Customer Identification Program

26.	Comment: We noted that the term “NAV” is used in this section and has not been defined until several pages below. Please define here.

Response: The Trust has revised the disclosure as you have requested.

How to Sell Shares / Redemptions by Wire

27.	Comment: Please disclose if there is a fee associated with such redemptions.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 28, 2016

Small Accounts

28.
Comment:    Please clarify whether the Fund charges the small account fee if the account falls below the required minimum solely because of a market decline. If it does, this also needs to be disclosed in the fee table. See Item 3, Instruction 2(d) to Form N-1A. If an account fee is charged only to accounts that do not meet a certain threshold (i.e., accounts under $5,000) the Fund may include the threshold in a parenthetical to the caption or the footnote to the table.

Response: The Trust has revised the disclosure with regard to small accounts and, as such, has not added an additional line item to the fee table.

Exchange Privilege

29.	Comment: Please clarify if the term “excessive trading” is different from “frequent trading.” If they do not differ, please use only one term so as not to be confusing.

Response: The Trust has revised the disclosure as you have requested.

Shareholder Communications

30.	Comment: The 800 number listed for the Fund may not be accurate. Please review all phone numbers listed in the Prospectus and adjust for accuracy.

Response: The Trust has reviewed the phone numbers throughout the prospectus for accuracy.

Frequent Purchases and Redemptions

31.
Comment:    The last paragraph in this section notes that shareholders “exceeding four round-trips will be investigated by the Fund and possibly restricted from making additional investments in the Fund.” Please describe this restriction with greater specificity. Please consider the duration of the restriction and how it will be apply, for example, will it last for the remainder of the rolling 12-month period or under what circumstances could it be lifted. As this is a restriction, please describe with more specificity under what circumstances will this restriction not be imposed.

Response: The Trust has revised the disclosure as you have requested.

Distribution Arrangements

32.
Comment:    Pursuant to Item 12(a)(5) of Form N-1A, please state if the Fund makes available free of charge or on its website the information requested by (a)(1) through (a)(4) of Item 12 and 23(a) of Form N-1A. If not made available in this manner, please disclose why it is not.

Response: The Trust does not provide this information separately on the website. Disclosure to this effect is contained in the Registration Statement.

33.
Comment:    In the table for the Class A charges, the last row for $1 million or more there are zeros on all of the columns. Rather than including the zeros, please consider dropping a footnote similar to other funds in the Trust such as the B. Riley Diversified Equity Fund. The Staff feels the later disclosure to be more preferable.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 28, 2016

Response: The Trust has revised the disclosure as you have requested.

34.
Comment:    In the paragraph that follows the footnote (2) there is a sentence that reads “Shares acquired through reinvestment of dividends or capital gains distributions are not subject to a front-end load or a deferred sales load.” This seems to be duplicative to the disclosure in footnote (2) so please remove it.

Response: The Trust has revised the disclosure as you have requested.

35.	Comment: The third paragraph under “Sales Charge Reductions and Waivers” seems to be misplaced. Consider moving or deleting it.

Response: The Trust has revised the disclosure as you have requested.

36.	Comment: Following the disclosure on Class C Shares, please add a description of the new Advisor Class Shares.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

Investment Limitations

37.	Comment: In regard to restriction #6 Loans, please disclose if the Fund has any maximum limitations for the three types of lending carved out.

Response:    The Trust has modified the disclosure in the section, “Description of Permitted Investments – Repurchase Agreements,” to disclose that the Fund may engage in repurchase agreements (i.e., item (b)) to the maximum extent permitted by applicable law. The Trust has not revised this disclosure at this time with respect to items (a) and (c). While the articulation of the policy with respect to making loans is consistent with the intention of what the Fund would be able to do should it choose to engage in such activities in the future, the activities described in parts (a) and (c) are not currently “Permitted Investments.” Should a determination be made in the future to engage in these activities, the registration statement of the Trust would be revised accordingly.

Investment Adviser and Sub-Adviser

38.	Comment: Pursuant to Instruction 4 to Item 19(a)(3), please describe the method of allocation and payment of advisory fee for each class of the Fund.

Response: The Trust has revised the disclosure as you have requested.

Service Providers

39.
Comment:    The Staff notes that a 497 filing made on the EDGAR filer system on December 1, 2015 indicates that the services provided by the various Commonwealth entities for accounting, transfer agency and administrative functions were consolidated into a single service provider. In your correspondence

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 28, 2016

filing, please explain the purpose behind the internal restructuring that resulted in CFS providing all services that were previously provide by CFA and CSS.

Response:    In an effort to simplify the service offering and conform to the corporate structure of competitors and industry participants, a determination was made to consolidate all services offerings under one legal structure. As CFS was the only entity that was required to be registered (i.e., as a transfer agent), a determination was made that this entity was the most logical choice to continue operations ( i.e., rather than attempt to register one of the other entities).

40.	Comment: Please confirm whether following the internal restructuring CSS and CFA continue to exist as corporate entities separate and distinct from CSS.

Response: The Trust has been advised that CSS and CFA are in the process of being wound down.

41.
Comment:   If CSS still exists as a separate entity, please confirm the nature of its obligation to provide any fund administrative services to the Fund, i.e., pursuant to any sub-contractual agreement with CFS or similar.

Response: See response to Comment #40 above.

42.
Comment:   The Staff notes that CSS has the same office address as the other service provider entities. Please explain in your response how much overlap there is in the personnel of CFS and CSS and how many internal personnel are now with CSS following the restructuring.

Response: All personnel who worked for CSS now work for CFS.

43.
Comment:   To the extent former CSS personnel will provide services to the Fund under CFS following the December 1, 2015 internal restructuring, please consider disclosing in the SAI the internal restructuring that occurred and its affect on CSS and its personnel, as well as the recent settlement with the SEC with Mr. Pasco and CSS.

Response: The Trust does not believe this disclosure is necessary or required and has declined to add it.

44.
Comment:    The second paragraph in this section notes that Mr. Pasco is the Chairman of the Board and the sole owners of CFS. The Staff understands that other funds within the Trust have included SAI disclosure on the SEC settlement. Please explain in your response why such disclosure is not included in the Fund’s SAI.

Response: The Trust does not believe this disclosure is necessary or required and has declined to add it. The Trust notes that Mr. Pasco resigned as a Trustee effective as of January 15, 2016.

Distributor

45.	Comment: Pursuant to Item 25(a)(1) of Form N-1A, please state the nature of the distributor’s obligations (e.g.,, best efforts or other).

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 28, 2016

Trustees and Officers

47.
Comment:    The second paragraph discusses Mr. Pasco’s experience and notes that he has over 30 years of experience including several years on the staff of the SEC. Given that he has this experience at the SEC, the Staff believes it is necessary to balance such disclosure with the fact that Mr. Pasco was subject to an SEC action. This balance is required by General Instruction C.1(b) to Form N-1A.

Response:    The Trust does not agree with your interpretation of the Form N-1A requirements. Notwithstanding, the Trust notes that Mr. Pasco resigned as a Trustee effective as of January 15, 2016 and, as a result, the Trust does not believe your comment is applicable any longer.

Policies Concerning Personal Investment Activities

48.	Comment: This paragraph seems like it was inadvertently included here as it seems disclosure above on Page 25 relates to the context of this paragraph. Consider removing it.

Response: The Trust has revised the disclosure as you have requested.

Control Persons

49.	Comment: Please add the Trustee ownership chart to this section. Please also complete the information that is currently blank when the Trust files the B-Filing.

Response: The Trust has revised the disclosure as you have requested. The Trust will complete the Control Persons table in the B-Filing.

Plan of Distribution

50.	Comment: The sentence regarding the distribution 12b-1 fees included by each share class is difficult to read with the number of “ands” that appear in the sentence. Please revise.

Response: The Trust has revised the disclosure as you have requested.

51.	Comment: Please provide disclosure on the anticipated benefits to the Fund that may result from the Rule 12b-1 Plan.

Response: The Trust has revised the disclosure as you have requested.

Taxes / Taxation as a RIC

52.	Comment: The first sentence of the last paragraph seems to be cut off. It ends at subject to a 35%... Should “penalty” be added, please clarify.

Response: The Trust has revised the disclosure as you have requested.

Brokerage Transactions

53.	Comment: In the second to the last sentence, the disclosure indicates “that the purchase price of

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
January 28, 2016

securities bought from dealers service as market makers will similarly include the dealer’s mark up or reflect a dealer’s mark down.” This seems to be duplicative of disclosure elsewhere. Please consolidate or remove.

Response: The Trust has revised the disclosure as you have requested.

Disclosure of Portfolio Securities Holdings

54.
Comment:    In the third paragraph from the end of this section, it is noted that “in such situations, the conflict must be disclosed to the board.” Please describe what the Board would do if a conflict was disclosed to them.

Response: The Trust has revised the disclosure as you have requested.

55.	Comment: Does the Trust have in place any procedures to monitor any persons use of non-standard disclosure information. Please describe such procedures pursuant to Item 16(f) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

Proxy Voting

56.	Comment: In the second paragraph in this section, please make a reference to the most recent 12-month period ended June 30th.

Response: The Trust has revised the disclosure as you have requested.

*	*	*

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively